UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report:  February 2025

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.
(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02
Marina Bay Financial Centre
018981, Singapore
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry Into Material Agreements

Sale and Purchase Agreement Related to ‘Rest-of-the-World’ Distributed Generation Business

As previously disclosed, on November 26, 2024, Maxeon Solar Technologies Ltd. (NASDAQ: MAXN) (“Maxeon” or the “Company”) announced that, among other things, it entered into a partially binding term sheet (the “Term Sheet”) with TCL Zhonghuan Renewable Energy Technology Co Ltd. and/or its subsidiaries, the Company’s controlling shareholder (collectively, “TZE”), in connection with the potential acquisition by TZE of Maxeon’s non-US, ‘rest-of-the-world’ distributed generation business through acquisition of 100% equity interest in certain direct and indirect non-U.S. subsidiaries of Maxeon (the “Target Entities”).

On February 18, 2025 (the “Signing Date”), Lumetech B.V., a subsidiary of TZE organized under the laws of the Netherlands (“Lumetech”), TCL Sunpower International Pte. Ltd., a subsidiary of TZE organized under the laws of Singapore (“TCL Sunpower” and together with Lumetech, the “Purchasers”), and Maxeon, entered into a definitive Sale and Purchase Agreement (the “SPA”), pursuant to which the Purchasers will acquire all of the issued and fully-paid ordinary shares in the capital of each Target Entity, and all of the partnership interests of each of the Maxeon’s subsidiaries identified as “Mexican Entities” in the SPA (collectively, the equity and partnership interests, the “Shares”). The aggregate consideration for the sale of the Shares will be approximately USD$29 million (“Total Consideration”), which shall be payable on the closing date (the “Closing Date”) of the transactions contemplated under the SPA, less any installments already paid by the Purchasers to Maxeon following the signing of the Term Sheet. If there is Net Intercompany Debt owing from Maxeon and its existing subsidiaries to the Target Entities and certain subsidiaries identified in the SPA, as of the Closing Date, the Purchasers will assume all of Maxeon’s and its subsidiaries’ obligation to repay the Net Intercompany Debt and release and discharge them from the obligation to repay such debt as from and including the Closing Date. If as of the Closing Date the Net Intercompany Debt exceeds US$120 million, the SPA provides that such debt will be capped at US$120 million.

The closing of the transactions contemplated under the SPA (the “Closing”) is subject to receipt of certain customary closing deliverables by each party, including the Purchasers’ receipt of the outbound direct investment approval from the PRC National Development and Reform Commission (and/or the PRC Ministry of Commerce and/or PRC State Administration of Foreign Exchange) (“ODI Approval”) related to the transactions contemplated under the SPA, certain consents, waivers and notification requirements, including but not limited to:
•receipt of the fairness opinion as contemplated in the Term Sheet, confirming that the terms of the transactions contemplated under the Transaction Documents (as defined below) are fair from a financial perspective;
•the definitive “opinion” (avis) of the works council (CSE) of SunPower Energy Solutions France SAS consistent with the terms and conditions of the SPA (the “Works Council Opinion”);
•the consummation of the transactions contemplated under an Asset Transfer Agreement in accordance with its terms;
•the delivery of a signed Trademark Assignment Agreement, effective as of the Closing Date; and
•the signing of a Transitional Services Agreement, pursuant to which Lumetech (or its affiliates) will agree to provide certain transition services to Maxeon (or its affiliates) and vice versa,
(each of the Asset Transfer Agreement, the Trademark Assignment Agreement, and the Transitional Services Agreement, collectively referred to herein as the “Ancillary Agreements”). As of the Signing Date, Maxeon had received the Works Council Opinion.
Post Closing, Maxeon and its affiliates will have the exclusive right to manage in good faith certain known litigation matters that are not finally determined as of the Closing Date (“Known Proceedings”), and the Purchasers undertake not to, and shall procure that the Target Entities not to, take any action related to the Known Proceedings without prior consultation and written consent of Maxeon and/or its affiliates, and cooperate with Maxeon to provide it and its affiliates with necessary documentation, records and notices relating to the Known Proceedings. If any payments are received in relation to the Known Proceedings, the Purchasers shall procure that such amounts are paid to Maxeon and its affiliates after final judicial determination of the relevant Known Proceedings.
With respect to Known Proceedings which have not been resolved, settled or otherwise achieved a final determination by a court of law on or prior to the Signing Date, Maxeon shall, in the event that any Target Group Company is required to make any payment pursuant to a final determination by a court of law, or through settlement or otherwise, in relation to a Known Proceeding, reimburse the Purchasers such amount within 60 business days from the date on which the foregoing payment is made by such Target Group Company.
After the Closing Date and in compliance with applicable laws, the Purchasers will have the right, at their sole discretion, to make employment offers to any Maxeon employees identified in the SPA.
The SPA and each Ancillary Agreement (collectively, the “Transaction Documents”) contain customary representations, warranties and covenants made by their respective parties thereto. The obligation of the parties to consummate the transactions contemplated by the Transaction Documents is subject to the satisfaction or waiver of a number of customary conditions and obtaining of requisite approvals and consents, and to the extent that the conditions set forth in the SPA are not fulfilled or waived on or before 11:59pm C.S.T on March 31, 2025 or such other date as the parties may mutually agree in writing (the “Long Stop Date”), the SPA shall lapse and cease to have any further effect. The Long Stop Date will be automatically extended by a period of 30 days or such other period as the parties to the SPA mutually agree if the non-fulfilment of certain Closing conditions is attributable solely to the relevant governmental authority. If the Closing of the transactions contemplated under the SPA does not take place whether by reason of non-fulfillment of certain Closing conditions or of Maxeon’s entering into insolvency proceedings which prevent Maxeon from proceeding with the Closing, then any portion of the Total Consideration paid by the Purchasers to Maxeon shall be refunded to the Purchasers along with interest at the effective federal funds rate of the United States of America on the Long Stop Date or the date of commencement of insolvency proceedings, as the case may be, within 60 days of the event triggering the refund.
Asset Transfer Agreement
At or about the Closing, the Purchasers, Maxeon together with three of its direct and indirect subsidiaries, ( Maxeon and each of the three subsidiaries, collectively, the “Transferors”), Sunpower Corporation Australia Pty Limited (SPWCA”), Sunpower Energy Solutions France SAS (“SPWESF”) and Maxeon Solar Products Mexico S.DE R.L. DE C.V. (“MXNSP” and together with SPWCA and SPWESF, each presently a Maxeon subsidiary and collectively, the “Transferees”), will enter into an Asset Transfer Agreement (the “ATA”) pursuant to which on the Effective Date (as such terms is defined in the ATA), the Transferors will sell, assign and transfer, and the Transferees will purchase, acquire and assume certain assets, inventories, contracts, accounts payable and other debts and amounts owing by the relevant Transferor as specified in the Asset Transfer Agreement (these assets, inventories, contracts and assumed liabilities, collectively, the “Transferred Items”). In addition, effective as of the Closing Date, the Transferees will discharge in full all the obligations imposed upon the Transferors in certain product warranties granted by Maxeon in respect of certain of the Transferred Items distributed outside of the United States (the “Warranties”), including servicing the warranty holders. The Transferees will be fully responsible for any Warranty claims arising from or relating to the Warranties following the Closing. The aggregate consideration for the sale of the Transferred Items will be approximately USD$15 million. The ATA, in the form attached hereto as Exhibit 99.2, provides that the Transferred Items will be sold and purchased on an ‘as is where is’ basis. The ATA contemplates that Maxeon together with some of subsidiaries will undertake an asset and liability restructuring pursuant to which certain Transferred Items will be transferred, assumed or assigned from certain subsidiaries of Maxeon not being the Target Group Companies, to the Target Group prior to the Closing. Lastly, the ATA provides that one of Transferees will indemnify Maxeon and/or one of its Transferor subsidiaries for any payment made and fees and/or expenses incurred by the above-noted Transferors in relation to a settlement agreement dated November 21, 2024, entered into by and among Maxeon and a number of its subsidiaries, with such indemnity to take effect from the earlier of the Closing Date or March 31, 2025, and in the manner and on the terms set forth in the ATA.
Trademark Assignment Agreement

On the Signing Date, TCL Sunpower (the “Assignee”) and Maxeon Solar Pte. Ltd., an affiliate of Maxeon organized under the laws of Singapore (“MSPL” or the “Assignor”) entered into a Trademark Assignment Agreement in the form of Exhibit 99.3 attached hereto, pursuant to which, as of the Closing Date, the Assignee will acquire all of the Assignor’s right, title and interest, in certain trademarks, and the Assignor will assign all such right, title and interest in and to the trademarks to the Assignee for a total consideration of USD$6.74 million, upon the terms and conditions set forth in the Trademark Assignment Agreement. The trademarks subject to the Trademark Assignment Agreement relate to trademark registrations and applications for “SunPower” in all jurisdictions excluding the United States.
Transitional Services Agreement
On the Closing Date, Lumetech and MSPL will enter into a Transitional Services Agreement, in the form attached hereto as Exhibit 99.4, pursuant to which both parties will provide to the other certain transition services outlined in the Transitional Services Agreement for a period of one (1) year following the Closing. The parties will be compensated for rendering of such services in the amounts indicated in the Transitional Services Agreement. The parties agree to meet a certain standard of care and cooperate and communicate with one another during the course of providing the services under the Transitional Services Agreement.
The foregoing description of the Transaction Documents and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the Transaction Documents, which are filed as Exhibits 99.1 through 99.4 to this report on Form 6-K and is incorporated herein by reference. Copies of the Transaction Documents have been included to provide shareholders of Maxeon with information regarding their terms and are not intended to provide any factual information about the parties thereto, or any of their respective affiliates or subsidiaries, as applicable.
The Transaction Documents contain representations, warranties, covenants and agreements, which were made only for purposes of such agreements and as of specified dates. The representations and warranties in the Transaction Documents reflect negotiations between the parties to the Transaction Documents and are not intended as statements of fact to be relied upon by stockholders, or any individual or other entity other than the parties. In particular, the representations, warranties, covenants and agreements in the Transaction Documents may be subject to limitations agreed by the parties and have been made for purposes of allocating risk among the parties rather than establishing matters of fact. In addition, the parties may apply standards of materiality in a way that is different from what may be viewed as material by investors. As such, the representations and warranties in the Transaction Documents may not describe the actual state of affairs at the date they were made or at any other time and you should not rely on them as statements of fact. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Transaction Documents, and unless required by applicable law, the Company undertakes no obligation to update such information.
Capitalized terms used but not otherwise defined, shall have the meaning given to them in the SPA.
Incorporation by Reference

The information contained in this report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-248564), Form F-3 (File No. 333-265253), Form F-3 (File No. 333-268309), Form S-8 (File No. 333-277501), Form S-8 (File No. 333-241709) and Form S-8 (File No. 333-283187), each filed with the Securities and Exchange Commission.

Forward-Looking Statements
This report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, statements regarding restructuring of our business portfolio and our strategic plans, including the ability to close the transactions discussed in this report and successfully execute on the plans and undertakings contemplated in the agreements discussed in this report; expected ramp and production timelines for the Company’s manufacturing facility in the U.S.; our expectations and plans for short- and long-term strategy, including our product and technology focus and projected growth and profitability; our ability to execute on our plans and strategy; and our relationship with our existing customers, suppliers and partners, and our ability to achieve and maintain them.

Additional forward-looking statements can be identified by terminology such as "may," "might," "could," "will," "aims," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. Factors that could cause or contribute to such differences include, but are not limited to: (1) challenges in executing transactions key to our strategic plans, including closing of the transactions discussed in this report and establishing a successful collaboration plan for the further development of MAX7 and MAX8 Technology, executing other restructuring plans, regulatory and other challenges that may arise; (2) our liquidity, substantial indebtedness, terms and conditions upon which our indebtedness is incurred, and ability to obtain additional financing for our projects, customers and operations; (3) an adverse final determination of the U.S. Customs & Border Protection (CBP) investigation related to CBP’s examination of Maxeon’s compliance with the Uyghur Forced Labor Prevention Act; (4) our ability to manage supply chain shortages and/or excess inventory and cost increases and operating expenses; (5) potential disruptions to our operations and supply chain that may result from damage or destruction of facilities operated by our suppliers, difficulties in hiring or retaining key personnel, epidemics, natural disasters, including impacts of the war in Ukraine; (6) our ability to manage our key customers and suppliers; (7) the success of our ongoing research and development efforts and our ability to commercialize new products and services, including products and services developed through strategic partnerships; (8) competition in the solar and general energy industry and downward pressure on selling prices and wholesale energy pricing, including impacts of inflation, economic recession and foreign exchange rates upon customer demand; (9) changes in regulation and public policy, including the imposition and applicability of tariffs; (9) our ability to comply with various tax holiday requirements as well as regulatory changes or findings affecting the availability of economic incentives promoting use of solar energy and availability of tax incentives or imposition of tax duties; (11) fluctuations in our operating results and in the foreign currencies in which we operate; (12) appropriately sizing, or delays in expanding our manufacturing capacity and containing manufacturing and logistics difficulties that could arise; (13) unanticipated impact to customer demand and sales schedules due, among other factors, to the war in Ukraine, economic recession and environmental disasters; (14) challenges managing our acquisitions, joint ventures and partnerships, including our ability to successfully manage acquired assets and supplier relationships; (15) reaction by securities or industry analysts to our annual and/or quarterly guidance, in combination with our results of operations or other factors, and/ or third party reports or publications, whether accurate or not, which may cause such securities or industry analysts to cease publishing research or reports about us, or adversely change their recommendations regarding our ordinary shares, which may negatively impact the market price of our ordinary shares and volume of our stock trading; (16) unpredictable outcomes resulting from our litigation activities or other disputes; and (17) the actual numbers and timing of employee reductions are subject to, and will be dependent on, applicable laws and regulations. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the Securities and Exchange Commission (“SEC”) from time to time, including our most recent report on Form 20-F, particularly under the heading “Risk Factors”. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://corp.maxeon.com/investor-relations. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

EXHIBITS

Exhibit Title

99.1* 99.2* 99.3* 99.4*	Sale and Purchase Agreement dated February 18, 2025 Form of Asset Transfer Agreement Trademark Assignment Agreement dated February 18, 2025 Form of Transitional Services Agreement

* Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Company agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

February 18, 2025	By:	/s/ Dmitri Hu
Dmitri Hu
Chief Financial Officer